                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             ____________________

                                  SCHEDULE TO
                                Amendment No. 3
                                 (Rule 13e-4)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                             ____________________

                           KORN/FERRY INTERNATIONAL
        (Name of Subject Company (Issuer) and Filing Person (Offeror))

                             ____________________

  Options to Purchase Common Stock, Par Value $0.01 Per Share, of Korn/Ferry
       International and Stock Appreciation Rights under the Korn/Ferry
                     International Performance Award Plan,
             Having an Exercise or Base Price of More than $13.00
                        (Title of Class of Securities)

                             ____________________

                                  500643 20 0
        (CUSIP Number of Class of Securities (Underlying Common Stock))

                             ____________________

                        Peter L. Dunn, General Counsel
                           Korn/Ferry International
                       1800 Century Park East, Suite 900
                        Los Angeles, California  90067
                                (310) 552-1834
           (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Person)


                                   Copy to:
                               Steven B. Stokdyk
                              Sullivan & Cromwell
                      1888 Century Park East, 21st Floor
                        Los Angeles, California 90067

                             ____________________

                           CALCULATION OF FILING FEE

        Transaction Valuation*                  Amount of Filing Fee
              $25,098,974                          $2,310.00**

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 6,733,886 shares of common stock of Korn/Ferry International having an aggregate value of $25,098,974 as of February 21, 2002 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**Previously paid.

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

     Amount Previously Paid:  Not applicable.     Filing Party:  Not applicable.
     Form or Registration No.:  Not applicable.   Date Filed:  Not applicable.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [_] third party tender offer subject to Rule 14d-1.
     [X] issuer tender offer subject to Rule 13e-4.
     [_] going-private transaction subject to Rule 13e-3.
     [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

                            INTRODUCTORY STATEMENT

     This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on February 25, 2002, as amended by Amendment No. 1 thereto filed on March 1, 2002 and Amendment No. 2 thereto filed on March 7, 2002, relating to the offer (the "Offer") by Korn/Ferry International (the "Company") to exchange options to purchase shares of its common stock, par value $0.01 per share, and stock appreciation rights under its Performance Award Plan having an exercise or base price of more than $13.00 for replacement options to purchase shares of its common stock and replacement stock appreciation rights that it will grant under the Performance Award Plan, upon terms and conditions described in the Offer to Exchange dated February 25, 2001, as amended on March 7, 2002 (the "Offer to Exchange"), and the related Letter of Transmittal. This Amendment No. 3 reports the results of the Offer and is the final amendment to the Schedule TO. The Schedule TO is hereby amended and supplemented to add the following information to Item 4 of the Schedule TO.

ITEMS 4.  TERMS OF THE TRANSACTION.

     The Offer expired at 9:00 p.m., Eastern time, on March 25, 2002. Pursuant to the Offer to Exchange, upon expiration of the Offer the Company accepted for exchange options to purchase and stock appreciation rights relating to an aggregate of 3,552,911 shares of the Company's common stock, representing approximately 53% of the shares subject to options and stock appreciation rights that were eligible to be exchanged in the Offer. Subject to the terms and conditions of the Offer to Exchange, the Company will issue replacement options to purchase and replacement stock appreciation rights relating to an aggregate of 1,566,880 shares of the Company's common stock to an aggregate of 347 option and stock appreciation right holders. The Company will promptly send to each holder whose options or stock appreciation rights have been accepted for exchange a written confirmation, substantially in the form of Exhibit (a)(11) filed with Amendment No. 2 to the Schedule TO, indicating the number of shares of common stock subject to such holder's options or stock appreciation rights that have been accepted for exchange and the corresponding number of shares of common stock that will be subject to the replacement options or replacement stock appreciation rights that will be granted to such holder.

ITEM 12.  EXHIBITS.

     (a)(1)  *Offer to Exchange, dated February 25, 2002, as amended March 7,
     2002.

        (2)  *Form of Letter of Transmittal.

        (3)  *Form of Notice of Withdrawal.

        (4)  *Form of Grant Detail Report.

        (5)  *Cover Letter to Employees, dated February 25, 2002.

        (6) *Email to employees holding options and stock appreciation rights granted under the Korn/Ferry International Performance Award Plan, dated February 25, 2002, filed as Exhibit (a)(1) on Schedule TO with the Securities and Exchange Commission (the "SEC") on February 25, 2002 and incorporated herein by reference.

        (7) Korn/Ferry International Annual Report on Form 10-K for its fiscal year ended April 30, 2001, filed with the SEC on July 30, 2001 and incorporated herein by reference.

        (8) Korn/Ferry International Amendment to Form 10-K for its fiscal year ended April 30, 2001, filed on Form 10-K/A with the SEC on August 8, 2001 and incorporated herein by reference.

        (9) Korn/Ferry International Quarterly Report on Form 10-Q for its fiscal quarter ended October 31, 2001, filed with the SEC on December 17, 2001 and incorporated herein by reference.

        (10) *Memorandum to all eligible option swap participants, dated March 1, 2002.

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

         (11) *Form of email to option holders who have properly tendered options for exchange.

     (b) Not applicable.

     (d) (1) Korn/Ferry International Performance Award Plan, filed with the SEC on September 4, 1998 as Exhibit 10.2 to the Company's Registration Statement on Form S-1 (File No. 333-61697) and incorporated herein by reference.

         (2) Amendments to the Korn/Ferry International Performance Award Plan, filed with the SEC on July 30, 2001 as Exhibit 10.3 to the Company's Annual Report on Form 10-K and incorporated herein by reference.

         (3) *Form of Replacement Stock Option Agreement Pursuant to the Korn/Ferry International Performance Award Plan.

         (4) *Form of Replacement Stock Appreciation Right Agreement Pursuant to the Korn/Ferry International Performance Award Plan.

     (g) Not applicable.

     (h) Not applicable.

     *Previously filed.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        KORN/FERRY INTERNATIONAL


                                          /s/ Peter L. Dunn
                                          ----------------------
                                              Peter L. Dunn
                                             General Counsel

Date:  March 26, 2002

                               INDEX TO EXHIBITS

Exhibit Number   Description
--------------   -----------
(a)(1)*          Offer to Exchange dated February 25, 2002, as amended March 7, 2002.
(a)(2)*          Form of Letter of Transmittal.
(a)(3)*          Form of Notice of Withdrawal.
(a)(4)*          Form of Grant Detail Report.
(a)(5)*          Cover Letter to Employees, dated February 25, 2002.
(a)(6)*          Email to employees holding options and stock appreciation rights granted under the Korn/Ferry International Performance Award Plan, dated February 25, 2002, filed as Exhibit (a)(1) on Schedule TO with the SEC on February 25, 2002 and incorporated herein by reference.
(a)(7)           Korn/Ferry International Annual Report on Form 10-K for its fiscal year ended
                 April 30, 2001, filed with the SEC on July 30, 2001 and incorporated herein by reference.
(a)(8)           Korn/Ferry International Amendment to Form 10-K for its fiscal year ended April
                 30, 2001, filed on Form 10-K/A with the SEC on August 8, 2001 and incorporated herein by reference.
(a)(9)           Korn/Ferry International Quarterly Report on Form 10-Q for its fiscal quarter ended October 31, 2001, filed with the SEC on December 17, 2001 and incorporated herein by reference.
(a)(10)*         Memorandum to all eligible option swap participants, dated March 1, 2002.
(a)(11)*         Form of email to option holders who have properly tendered options for exchange.
(d)(1)           Korn/Ferry International Performance Award Plan, filed with the SEC on September
                 4, 1998 as Exhibit 10.2 to the Company's Registration Statement on Form S-1
                 (File No. 333-61697) and incorporated herein by reference.
(d)(2)           Amendments to the Korn/Ferry International Performance Award Plan, filed with the SEC on July 30, 2001 as Exhibit 10.3 to the Company's Annual Report on Form
                 10-K and incorporated herein by reference.
(d)(3)*          Form of Replacement Stock Option Agreement Pursuant to the Korn/Ferry
                 International Performance Award Plan.
(d)(4)*          Form of Replacement Stock Appreciation Right Agreement Pursuant to the
                 Korn/Ferry International Performance Award Plan.

____________
* Previously Filed.

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